

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

September 10, 2009

Mark E. Zalatoris
President and Chief Executive Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523

      Re: **Inland Real Estate Corporation**
            Form 10-K for the year ended December 31, 2008
            Filed March 2, 2009
            File No. 001-32185

Dear Mr. Zalatoris:

      We have completed our review of your filing and have no further comments at this time.

                       Sincerely,

                       Jennifer Gowetski
                       Senior Counsel